ACRI CAPITAL ACQUISITION CORPORATION

January 6, 2023

Via Edgar

Melanie Singh

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Acri Capital Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A Filed December 30, 2022
File No. 001-41415

Dear Ms. Singh:

This letter is in response to the letter dated January 6, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Acri Capital Acquisition Corporation (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Schedule 14A”) is being filed to accompany this letter.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comments, we added the required disclosures under “We may not be able to complete the business combination if it is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited” on page 17 of the Preliminary Schedule 14A accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	“Joy” Yi Hua
“Joy” Yi Hua
Chief Executive Officer

cc:	Arila E. Zhou, Esq.

Robinson & Cole LLP